Filed by Nuveen Dividend Advantage Municipal Income Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Companies:

Nuveen Quality Municipal Fund, Inc.

Commission File No. 811-06206

Nuveen Quality Income Municipal Fund, Inc.

Commission File No. 811-06303

Nuveen Municipal Opportunity Fund, Inc.

Commission File No. 811-06379

FOR IMMEDIATE RELEASE
ATTENTION: BUSINESS/FINANCIAL EDITORS
MEDIA CONTACT:
KRISTYNA MUNOZ
(312) 917-8343
KRISTYNA.MUNOZ@NUVEEN.COM

Nuveen Closed-End Funds’ Proposals Receive Support of Leading Proxy Advisory Service

CHICAGO, November 23, 2015 – Nuveen Investments, a leading global provider of investment services to institutions as well as individual investors, today announced that Institutional Shareholder Services Inc. (ISS) has recommended that shareholders vote in favor of a plan to merge eight national municipal closed-end funds and to reposition the portfolios of the two acquiring funds. ISS is widely recognized as the leading independent proxy advisory firm in the nation. Its recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country.

ISS recommends the funds’ shareholders vote in favor of the proposed changes and mergers at the funds’ annual shareholder’s meeting on December 9, 2015. The proposals seek to enhance the funds’ competitiveness and investor appeal by:

•	Improving fund net earnings potential through a broader investment mandate;

•	Creating significantly larger funds that offer greater liquidity and ease of trading; and

•	Eliminating overlapping products and enhancing fund differentiation.

The proposed fund mergers are as follows:

Acquired Fund	Symbol	Acquiring Fund	Symbol
Nuveen Premium Income Municipal Fund 4, Inc.	NPT	Nuveen Dividend Advantage Municipal Fund 3, to be renamed Nuveen Enhanced Municipal	NZF

Nuveen Dividend Advantage Municipal Fund 2	NXZ	Credit Opportunities Fund

Nuveen Municipal Advantage Fund, Inc.	NMA

Nuveen Municipal Opportunity Fund, Inc.	NIO	Nuveen Dividend Advantage Municipal Income Fund, to be renamed Nuveen Enhanced AMT-Free Municipal Credit Opportunities Fund	NVG
Nuveen Quality Municipal Fund, Inc.	NQI

Nuveen Quality Income Municipal Fund, Inc.	NQU

A Nuveen Municipal Bond Closed-End Funds Q&A posted on Nuveen’s web site provides a summary of the proposed mergers.

Nuveen Investments provides high-quality investment services designed to help secure the long-term goals of institutional and individual investors as well as the consultants and financial advisors who serve them. Nuveen Investments markets a wide range of specialized investment solutions which provide investors access to capabilities of its high-quality boutique investment affiliates—Nuveen Asset Management, LLC, Symphony Asset Management LLC, NWQ Investment Management Company, LLC, Santa Barbara Asset Management, LLC, Tradewinds Global Investors, LLC, Winslow Capital Management, LLC and Gresham Investment Management LLC, all of which are registered investment advisers and independent investment subsidiaries of Nuveen Investments, Inc. Funds distributed by Nuveen Securities, LLC, a subsidiary of Nuveen Investments, Inc. Nuveen Investments operates as a separate subsidiary within TIAA-CREF, which is a leading provider of retirement and financial services in the academic, research, medical and cultural fields. In total, Nuveen Investments managed approximately $220 billion as of September 30, 2015. For more information, please visit the Nuveen Investments website at www.nuveen.com.

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